Katherine R. Kelly
Senior Counsel, Corporate Securities

345 Park Avenue	New York, NY 10154-0037
Tel 212-546-4852	Fax 212-605-9475
katherine.kelly@bms.com

April 15, 2009

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2008

Filed February 20, 2009

File No. 1-01136

Dear Mr. Riedler:

We have received the letter dated April 13, 2009 regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2008.

We respectfully request additional time to respond to your comments. We anticipate providing a response to you by May 11, 2009.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Senior Counsel, Corporate Securities
Bristol-Myers Squibb Company